Filed Pursuant to Rule 433

Registration No. 333-225063

Issuer Free Writing Prospectus dated May 6, 2020

Relating to Preliminary Prospectus Supplement dated May 6, 2020

QUALCOMM INCORPORATED

$1,200,000,000 2.150% NOTES DUE 2030

$800,000,000 3.250% NOTES DUE 2050

PRICING TERM SHEET

MAY 6, 2020

	2030 NOTES	2050 NOTES

Issuer:	QUALCOMM Incorporated

Security Description:	2.150% Notes due 2030	3.250% Notes due 2050

Principal Amount:	$1,200,000,000	$800,000,000

Maturity Date:	May 20, 2030	May 20, 2050

Benchmark Treasury:	1.500% due 2/15/2030	2.375% due 11/15/2049

Benchmark Treasury Price and Yield:	107-19; 0.695%	123-23+; 1.392%

Spread to Benchmark Treasury:	+150 bps	+190 bps

Yield to Maturity:	2.195%	3.292%

Coupon:	2.150%	3.250%

Interest Payment Dates:	Semi-annually on May 20 and November 20, commencing on November 20, 2020	Semi-annually on May 20 and November 20, commencing on November 20, 2020

Initial Price to Public:	99.596%	99.202%

Gross Proceeds to the Issuer:	$1,195,152,000	$793,616,000

Optional Redemption Provisions:

At any time prior to February 20, 2030 (3 months  prior to maturity): make-whole redemption at a discount rate of Treasury plus 25 bps
On or after February 20, 2030 (3 months prior to maturity): redemption at par

At any time prior to November 20, 2049 (6 months prior to maturity): make-whole redemption at a discount rate of Treasury plus 30 bps
On or after November 20, 2049 (6 months prior to maturity): redemption at par

Day Count Convention:	30/360	30/360

CUSIP / ISIN:	747525 BK8 / US747525BK80	747525 BJ1 / US747525BJ18

Ratings*:	A2 (Negative) / A- (Stable) (Moody’s / S&P)
Trade Date:	May 6, 2020
Settlement Date:	May 8, 2020 (T+2)
Legal Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Barclays Capital Inc. BNP Paribas Securities Corp. Citigroup Global Markets Inc. Deutsche Bank Securities Inc.
Co-Managers:

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Loop Capital Markets LLC

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Academy Securities Inc.

Great Pacific Securities

Siebert Williams Shank & Co., LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you a copy of the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

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